

Mail Stop 3561

April 7, 2016

Greg L. Henslee
Chief Executive Officer
O'Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, MO 65805

      Re: O'Reilly Automotive, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 26, 2016
               File No. 21318

Dear Mr. Henslee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Statements of Cash Flows, page 46

1. Please tell us your consideration of disclosing noncash investing and financing activities that affect recognized assets or liabilities but do not result in cash receipts or cash payments during each year presented. Please refer to ASC 230-10-50-3.

Note 1 – Summary of Significant Accounting Policies

Segment reporting, page 47

2. We note your disclosure in Item 1 that you carry an extensive product line including new and remanufactured automotive hard parts, maintenance items and accessories. We also note you offer many enhanced services and programs to your customers. Please tell us the significance of revenues from services and your consideration of disclosing net sales and costs and expenses applicable to sales of tangible products and revenues from services on the face of the statements of income in accordance with paragraphs (b)1(a)

and 2 of Rule 5-03 of Regulation S-X. In addition, please tell us what consideration you gave to disclosing revenues for each group of similar products and services in accordance with ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products